UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-9247
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CA Savings Harvest Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CA, Inc., One CA Plaza, Islandia, New York 11749

Report of Independent Registered Public Accounting Firm
CA Savings Harvest Plan Committee
CA Savings Harvest Plan:
We have audited the accompanying statements of net assets available for benefits of CA Savings Harvest Plan (the Plan) as of December 31, 2009 and March 30, 2009, and the related statements of changes in net assets available for benefits for the plan years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and March 30, 2009, and the changes in net assets available for benefits for the plan years then ended and in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
June 28, 2010

CA SAVINGS HARVEST PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and March 30, 2009

	12/31/2009	03/30/2009
Assets:
Investments
Mutual funds	$800,432,567	$602,512,772
Common Collective Trusts	81,244,054	46,917,345
ESOP Stock Fund	132,291,194	90,540,277
Participant loans	15,954,013	14,149,790

Total investments	1,029,921,828	754,120,184
Contributions receivable:
Employer	24,919,189	24,119,451
Participant	39,823	2,581,252

Total contributions receivable	24,959,012	26,700,703
ERISA Account Credit receivable	—	53,623

Total assets	1,054,880,840	780,874,510
Liabilities:
Administrative fees payable	166,543	130,575

Net assets available for benefits	$1,054,714,297	$780,743,935

See accompanying notes to financial statements.

CA SAVINGS HARVEST PLAN
Statements of Changes in Net Assets Available for Benefits
Plan Years ended December 31, 2009 and March 30, 2009

	12/31/2009	03/30/2009
Additions to net assets available for benefits:
Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	$219,379,605	$(303,414,225)
Dividend income	11,232,283	22,811,707
Participant loan interest	711,803	1,059,413

Net investment gain/(loss)	231,323,690	(279,543,105)
Contributions:
Participants	51,150,097	66,930,067
Employer	35,461,192	36,270,445

Total contributions	86,611,289	103,200,512
ERISA Account Credit	238,336	266,817

Total additions/(reductions)	318,173,315	(176,075,776)
Deductions from net assets available for benefits:
Benefits paid to participants	43,575,181	73,486,201
Administrative expenses	627,772	514,273

Total deductions	44,202,953	74,000,474

Net increase/(decrease) in plan assets	273,970,362	(250,076,250)
Net assets available for benefits at beginning of year	780,743,935	1,030,820,185

Net assets available for benefits at end of year	$1,054,714,297	$780,743,935

See accompanying notes to financial statements.

CA SAVINGS HARVEST PLAN
Notes to Financial Statements
December 31, 2009 and March 30, 2009
(1)	Description of the Plan

The following description of the CA Savings Harvest Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan covering all eligible salaried U.S. employees of CA, Inc. (the Company). The fiscal year end of the Plan was March 30 through March 30, 2009, and thereafter is December 31. The period from March 31, 2009 to December 31, 2009 is referred to herein as the plan year ended December 31, 2009. Employees are eligible to participate in the Plan with respect to pre-tax and after-tax contributions effective on their hire date. Eligibility with respect to employer matching and discretionary contributions occurs in the month following completion of one full year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the CA Savings Harvest Plan Committee (Plan Committee), which consists of employees of the Company. The trustee of the Plan is Fidelity Management Trust Company.

(b)	Contributions

Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 20%. Each participant may change this election at any time.

To comply with the applicable Internal Revenue Code (IRC) provision, pre-tax contributions elected by any participant may not exceed $16,500 for the calendar year ended December 31, 2009. The Plan also allows participants age 50 and over to make an extra “catch-up” contribution on a pre-tax basis, which may not exceed $5,500 for the calendar year ended December 31, 2009. Participants may also contribute on an after-tax basis up to the IRS limits. The Plan also contains a non-leveraged employee stock ownership plan (ESOP) feature. The ESOP Stock Fund consists of the common stock of the Company.

For eligible participants, the Company makes a matching contribution to the Plan on behalf of each participant equal to 50% of such participant’s contribution up to a maximum of 2.5% of the participant’s base compensation (contributions are subject to certain IRC limitations). The matching contributions are allocated in the same manner as participant contributions. The total matching contribution for the plan year ended December 31, 2009 was $10,747,420 of which $497,507 was funded from plan forfeitures. The total matching contribution for the plan year ended March 30, 2009 was $14,039,135, of which $1,300,211 was funded from plan forfeitures. The Company also made a qualified non-elective (QNEC) contribution to the Plan for the plan year ended December 31, 2009 of $298,460.

In addition to its matching contribution, the Company may make a discretionary contribution to the Plan on behalf of eligible participants in an amount that the board of directors of the Company may, in its sole discretion, determine. The discretionary contribution for the plan year ended December 31, 2009 was $24,912,819, which was paid in the form of 1,265,895 shares of common stock of the Company. The discretionary contribution is allocated to each eligible participant who is an employee of the Company on December 31 of that year, generally in the same ratio that the participant’s base compensation for the plan year bears to the base compensation of all participants for such plan year. The discretionary contribution for the plan year ended December 31, 2009 was allocated directly to the ESOP Stock Fund and funded into each participant’s account on May 27, 2010. Subsequent to this initial allocation, the participants of the Plan have the ability to re-direct these investments into the other investment options. The discretionary contribution for the plan year ended March 30, 2009 was $23,531,521, which was paid in the form of 1,343,890 shares of common stock of the Company.

(c)	Vesting

Participants are immediately vested in their elective contributions. The matching and discretionary contributions made by the Company and earnings thereon vest as follows as of March 31, 2008 and thereafter:

Percent vested	After years of service
0%	Less than 1
33%	1
66%	2
100%	3
In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age, or upon termination of the Plan.

Prior to March 31, 2008, matching and discretionary contributions vested according to one of the following two vesting schedules:

	Percent vested with respect to portion of
Percent vested with respect to portion of	account attributable to matching and
account attributable to matching and	discretionary contributions made for Plan
discretionary contributions made for Plan	years beginning on or after March 31,
years ending prior to March 31, 2002	2002 and prior to March 31, 2008	After years of service
0%	0%	Less than 1
0%	0%	1
0%	20%	2
20%	40%	3
40%	60%	4
60%	80%	5
80%	100%	6
100%	100%	7
(d)	Participant Accounts

A separate account is established and maintained in the name of each participant and reflects the participant’s balance invested therein. Such balance includes contributions, earnings and losses, and if applicable, expenses, allocated to each participant’s account. Allocation of earnings, losses, and expenses is based upon the percentage investment that each participant’s account balance bears to the total of all participant account balances.

(e)	Investment Options

The assets of the Plan are held in custody by Fidelity Management Trust Company. As of December 31, 2009, participants were able to invest in any of the following investment fund options:

Fidelity Institutional Money Market Portfolio — invests in the highest-quality U.S. dollar denominated money market securities of domestic and foreign issuers, U.S. Government securities, and repurchase agreements.

PIMCO Total Return Institutional Fund — invests in all types of bonds, including U.S. Government, corporate, mortgage and foreign and maintains an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years) while also investing in shorter or longer maturity bonds.

Fidelity Puritan Fund — invests approximately 60% of its assets in stocks and other equity securities and the remainder in bonds and other debt securities.

Dodge and Cox Stock Fund — invests at least 80% of its assets in a broadly diversified portfolio of common stocks.

Pyramis Large Cap Core Commingled Pool — a unitized fund option that invests in securities that have sustainable competitive advantages in their respective industries or in market leaders expected to sustain strong earnings growth in their respective markets.

Vanguard Institutional Index Fund — employing ‘passive management’, this fund invests substantially all of its assets in the common stocks that make up the Standard and Poor’s 500 Index.

American Funds Growth Fund of America R5— invests primarily in common stocks.

Artisan Mid Cap Fund — invests primarily in a diversified portfolio of stocks of mid-sized U.S. Companies that the investment manager identifies as well positioned for long term growth, reasonably priced by the market and at the early stage in their profit cycle.

Fidelity Low Priced Stock Fund — invests at least 80% of its assets in what the investment manager believes to be low-priced stocks.

Fidelity Contra Fund —invests in securities of domestic and foreign issuers whose value the fund’s manager believes is not fully recognized by the public. The fund may invest in ‘growth’ or ‘value’ stocks, or both.

Fidelity Small Cap Stock Fund — invests at least 80% of its assets in common stocks of companies with small market capitalizations.

Artisan Mid Cap Value Fund — invests primarily in a diversified portfolio of stocks of medium sized U.S. companies that Artisan believes are undervalued, in a solid financial condition and provide a controlled level of risk.

Fidelity Diversified International Fund —primarily invests in common stocks of foreign securities.

American Beacon Small Cap Value Fund — invests at least 80% of its assets in equity securities of U.S. companies with market capitalization of $3.0 billion or less at the time of investment.

ESOP Stock Fund — invests solely in the common stock of the Company.

Pyramis Index Lifecycle Commingled Pools (2000, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050) — these are not mutual funds; they are asset allocation commingled pools of the Pyramis Group Trust for Employee Benefit Plans that is managed by Pyramis Global Advisors Trust Company (PGTAC). They seek total return until the Pool’s target retirement year. They invest in a diversified portfolio of equity index, fixed income index and / or short term products.

Of the Investment options listed above, the Fidelity ContraFund replaced the Fidelity Magellan Fund on August 3, 2009.

Participants may direct contributions or transfer their current investment balances between funds on a daily basis.

The Fidelity Low Priced Stock Fund was closed to all new investors effective July 30, 2004. Participants who had a position in the fund on July 30, 2004 were able to continue to invest in the fund. Effective May 13, 2008, the fund was re-opened for institutional investors, including all Plan participants, but remains closed to new retail investors.

(f)	Payment of Benefits

The Plan provides for benefit distributions to plan participants or their beneficiaries upon the participant’s retirement, termination of employment, total disability or death. Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship withdrawal criteria in the Plan.

(g)	Participant Loans

Any participant may take a loan from his/her account once certain provisions of the Plan have been met. Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid balance or any portion thereof from any payment or distribution to which the participant or his/her beneficiaries may be entitled. Interest rates on loans are fixed based on the prevailing market rate (prime rate plus 1%) when the application for the loan is submitted. The interest rate on plan loans at December 31, 2009 was 4.25%. All loans are being repaid in equal semimonthly installments, generally through payroll deductions and extend from periods of one to five years. Certain loans that were transferred from other plans had terms in excess of five years as they were for purchases of principal residences. Loans outstanding as of December 31, 2009 and March 30, 2009 bore interest ranging from 4.25% to 9.75%, and the terms range from 1 to 20 years. Participant loan fees, which are included in administrative expenses on the accompanying statements of changes in net assets available for benefits, are borne by the participant and amounted to $26,787 and $34,934 for the plan years ended December 31, 2009 and March 30, 2009, respectively.

(h)	Administrative Expenses

Administrative expenses consist of participant fees, including loan fees, and costs of recordkeeping and administration.

(i)	Forfeited Accounts

When participants leave the Company, the unvested portion of their Employer Contribution Account (Matching and Discretionary) will be forfeited as of the earlier of the date they receive a distribution of their vested account or the date they have five consecutive one year Breaks-in-Service. At December 31, 2009 and March 30, 2009 forfeited non-vested accounts totaled $758,181 and $321,463 respectively, and are available to fund future company contributions and to pay administrative expenses of the Plan as noted above.

(j)	ERISA Account

In 2009, Fidelity Investments and the Plan entered into a revenue sharing arrangement whereby a portion of the revenue earned by Fidelity Investments from certain funds is passed through to the Plan for payment of permitted Plan expenses. To facilitate the reimbursement of investment fees and the payment of plan administrative expenses, the Company created the ERISA reimbursement account under the Plan. The ERISA reimbursement account is a cash account within the Plan, similar in design to forfeiture accounts, and is used to record keep the redistribution of plan-generated fund revenue and expenses that exceed the costs associated with plan administration.

When the Plan investments pay out revenue-sharing above and beyond what is needed to offset the current quarter’s plan administration fees, the amount exceeding the current quarter’s fee is deposited in the ERISA reimbursement account, and is available for payment of future Plan expenses.

(k)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles. The more significant accounting policies followed by the Plan are as follows:
(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual method of accounting.

(b)	New Accounting Pronouncements

On March 31, 2009 the Plan adopted the provisions of Accounting Standards Codification (ASC) 820, Investments in Certain Entities That Calculate Net Assets Value per Share (or Its Equivalent) for common collective trusts that do not have readily determinable fair values. This guidance allows for the estimation of the fair value of investments in investment companies for which the investment does not have a readily determinable fair value using net asset value per share or its equivalent, as reported by the investment managers.

Most investments classified in Levels 2 and 3 consist of shares or units in investment funds as opposed to direct interests in the funds’ underlying holdings, which may be marketable. Because the net asset value reported by each fund is used as a practical expedient to estimate fair value of the Plan’s interest therein, its classification in Level 2 or 3 is based on the Plan’s ability to redeem its interest at or near December 31, 2009. If the interest can be redeemed in the near term, the investment is classified as Level 2. The classification of investments in the fair value hierarchy is not necessarily an indication of the risks, liquidity, or degree of difficulty in estimating the fair value of each investment’s underlying assets and liabilities.

(c)	Investments Valuation and Income Recognition

Investments in mutual funds and the ESOP Stock Fund are stated at fair value based upon quoted prices in published sources. Participant loans are shown at their amortized cost which approximates fair value using a discounted cash flow model. Commingled Pooled Funds (Collective Trusts) are stated at fair value based on the net asset value (NAV) of the publicly traded stocks and mutual funds that make up the pooled investments. They are valued independently by the investment managers; however, the daily prices are not published in public sources similar to mutual funds.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest is recorded when earned.

(d)	Payments of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(e)	Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. At December 31, 2009 and March 30, 2009 approximately 12.54% and 11.60% respectively, of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the common stock of the Company is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

The Plan invests indirectly in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(f)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.
(3)	Investments

The following individual investments exceeded 5% of the Plan’s assets available for benefits at December 31, 2009 and March 30, 2009:

	12/31/2009	03/30/2009
Mutual funds:
Fidelity Contra Fund	$63,521,029	$	*
Fidelity Institutional Money Market Portfolio	193,540,796		206,484,799
Fidelity Puritan Fund	68,013,052		51,231,451
PIMCO Total Return Institutional Fund	81,849,999		59,570,370
Dodge and Cox Stock Fund	62,436,866		*
Fidelity Magellan Fund	*		42,540,980
Fidelity Diversified International Fund	104,433,813		66,242,013
Vanguard Institutional Index Fund	66,783,449		45,466,816
ESOP Stock Fund	132,291,194		90,540,277

*	Investment did not exceed 5% of the Plan’s Net Assets for this period.
During the plan years ended December 31, 2009 and March 30, 2009, the Plan’s investments appreciated/(depreciated) in value (including investments bought, sold, and held during the year) as follows:

	12/31/2009	03/30/2009
Mutual funds	$167,051,773	$(250,723,203)
Common Collective Trusts	19,871,032	(24,572,686)
ESOP Stock Fund	32,456,800	(28,118,336)

	$219,379,605	$(303,414,225)

Fair Value Measurements:

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value measured on a recurring basis as of December 31, 2009 and March 30, 2009:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds	$800,432,567	$—	$—	$800,432,567
Common stocks	132,291,194	—	—	132,291,194
Common collective trusts	—	81,244,054	—	81,244,054
Participant loans	—	—	15,954,013	15,954,013

Total investments at fair value	$932,723,761	$81,244,054	$15,954,013	$1,029,921,828

	March 30, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds	$602,512,772	$—	$—	$602,512,772
Common stocks	90,540,277	—	—	90,540,277
Common collective trusts	—	46,917,345	—	46,917,345
Participant loans	—	—	14,149,790	14,149,790

Total investments at fair value	$693,053,049	$46,917,345	$14,149,790	$754,120,184

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (at exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The three levels of the fair value hierarchy are as follows:
Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value:
Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at quoted prices reported on the active market on which the securities are traded.

Common Collective Trusts: Valued at the NAV of shares held by the Plan at year end. There are no restrictions as to the redemption of these common collective trusts nor does the Plan have any contractual obligations to further invest in any of the individual common collective trusts.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the plan years ended December 31, 2009 and March 30, 2009:

	Participant loans at 03/30/2009	Participant loans at 12/31/2009
Balance, beginning of year	$13,932,075	$14,149,790
Realized gains/(losses)	—	—
Unrealized gains/(losses)	—	—
Purchases, sales, issuances, and settlements	217,715	1,804,223

Balance, end of year	$14,149,790	$15,954,013

(4)	Related-Party Transactions

Certain plan investments are shares of mutual funds managed by Fidelity Investments, an affiliate of Fidelity Management Trust Company (FMTC). Certain other plan investments are units of commingled pools (common collective trusts) managed by Pyramis Global Advisors Trust Company (PGATC), a wholly owned subsidiary of FMTC. Investment management fees and costs of administering the mutual funds and collective trusts are paid to Fidelity Investments from the mutual funds and to PGATC from the collective trusts and are reflected in the net appreciation/depreciation of the mutual funds and commingled pools. FMTC is the trustee as defined by the Plan and a party-in-interest with respect to the Plan. Fees paid by the Plan to FMTC were $515,273 and $396,931 for the plan years ended December 31, 2009 and March 30, 2009, respectively, and include participant fees and recordkeeping and administrative costs. Of the $515,273 paid to FMTC, $173,573 was paid from plan forfeitures, $103,364 was paid from participant accounts, and $238,336 was paid from the ERISA Account (see note (1)(j) for a description of the ERISA Account). The Plan also holds shares of common stock of the Company, the Plan Sponsor, and is a party-in-interest with respect to the Plan. All transactions with Fidelity Investments and the Plan Sponsor are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated March 12, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in material compliance with the applicable provisions of the IRC.

(6)	Litigation

Stockholder Derivative Litigation — Background

In June and July 2004, three purported derivative actions were filed in the Federal Court by Ranger Governance, Ltd. (Ranger), Bert Vladimir and Irving Rosenzweig against certain current or former employees and/or directors of the Company. In November 2004, the Federal Court issued an order consolidating the three actions into Computer Associates International, Inc., Derivative Litigation, No. 04 Civ. 2697 (E.D.N.Y.) (the Derivative Action). The derivative plaintiffs filed a consolidated amended complaint (the Consolidated Complaint) on January 7, 2005. The Consolidated Complaint names as defendants Messrs. Wang, Kumar, Zar, McWade, Schwartz, de Vogel, Grasso, Pieper, Artzt, D’Amato, and Ranieri, Stephen Richards, Steven Woghin, David Kaplan, David Rivard, Lloyd Silverstein, Michael A. McElroy, Gary Fernandes, Robert E. La Blanc, Jay W. Lorsch, Kenneth Cron, Walter P. Schuetze, KPMG LLP, and Ernst & Young LLP. The Company is named as a nominal defendant. The Consolidated Complaint seeks from one or more of the defendants (1) contribution towards the consideration the Company had previously agreed to provide then current and former stockholders in settlement of certain class action litigation commenced against the Company and certain officers and directors in 1998 and 2002, (2) compensatory and consequential damages in an amount not less than $500 million in connection with the investigations giving rise to the Deferred Prosecution Agreement (DPA) entered into between the Company and the United States Attorney’s Office (USAO) in 2004 and a consent to enter into a final judgment (Consent Judgment) in a parallel proceeding brought by the SEC regarding certain of the Company’s past accounting practices, including its revenue recognition policies and procedures during certain periods prior to the adoption of the Company’s new business model in October 2000. (In May 2007, based upon the Company’s compliance with the terms of the DPA, the Federal Court ordered dismissal of the charges that had been filed against the Company in connection with the DPA, and the DPA expired. The injunctive provisions of the Consent Judgment permanently enjoining the Company from violating certain provisions of the federal securities laws remain in effect.), (3) unspecified relief for violations of Section 14(a) of the Exchange Act for alleged false and material misstatements made in the Company’s proxy statements issued in 2002 and 2003, (4) relief for alleged breach of fiduciary duty, (5) unspecified compensatory, consequential and punitive damages based upon allegations of corporate waste and fraud, (6) unspecified damages for breach of duty of reasonable care, (7) restitution and rescission of the compensation earned under the Company’s executive compensation plan and (8) pursuant to Section 304 of the Sarbanes-Oxley Act, reimbursement of bonus or other incentive-based equity compensation and alleged profits realized from sales of securities issued by the Company. Although no relief is sought from the Company, the Consolidated Complaint seeks monetary damages, both compensatory and consequential, from the other defendants, including current or former employees and/or directors of the Company, Ernst & Young LLP and KPMG LLP in an amount totaling not less than $500 million.

On February 1, 2005, the Company established a Special Litigation Committee of independent members of its Board of Directors to, among other things, control and determine the Company’s response to the Derivative Action. On April 13, 2007, the Special Litigation Committee issued its reports, which announced the Special Litigation Committee’s conclusions, determinations, recommendations and actions with respect to the claims asserted in the Derivative Action. The Special Litigation Committee also served a motion which seeks to dismiss and realign the claims and parties in accordance with the Special Litigation Committee’s recommendations. As summarized below, the Special Litigation Committee concluded as follows:

•	The Special Litigation Committee has concluded that it would be in the best interests of the Company to pursue certain of the claims against Messrs. Wang and Schwartz.

•	The Special Litigation Committee has concluded that it would be in the best interests of the Company to pursue certain of the claims against the former Company executives who have pled guilty to various charges of securities fraud and/or obstruction of justice — including Messrs. Kaplan, Richards, Rivard, Silverstein, Woghin and Zar. The Special Litigation Committee has determined and directed that these claims be pursued by the Company using counsel retained by the Company, unless the Special Litigation Committee is able to successfully conclude its ongoing settlement negotiations with these individuals.

•	The Special Litigation Committee has reached a settlement (subject to court approval) with Messrs. Kumar, McWade and Artzt.

•	The Special Litigation Committee believes that the claims against current and former Company directors Messrs. Cron, D’Amato, de Vogel, Fernandes, Grasso, La Blanc, Lorsch, Pieper, Ranieri, Schuetze, et. al. should be dismissed. The Special Litigation Committee has concluded that these directors did not breach their fiduciary duties and the claims against them lack merit.

•	The Special Litigation Committee has concluded that it would be in the best interests of the Company to seek dismissal of the claims against Ernst & Young LLP, KPMG LLP and Mr. McElroy.
By letter dated July 19, 2007, counsel for the Special Litigation Committee advised the Federal Court that the Special Litigation Committee had reached a settlement of the Derivative Action with two of the three derivative plaintiffs — Bert Vladimir and Irving Rosenzweig. In connection with the settlement, both of these plaintiffs have agreed to support the Special Litigation Committee’s motion to dismiss and to realign. The Company has agreed to pay the attorney’s fees of Messrs. Vladimir and Rosenzweig in an amount up to $525,000 each. If finalized, this settlement would require approval of the Federal Court. On July 23, 2007, Ranger filed a letter with the Federal Court objecting to the proposed settlement. On October 29, 2007, the Federal Court denied the Special Litigation Committee’s motion to dismiss and realign, without prejudice to renewing following a decision by the United States Court of Appeals for the Second Circuit on an appeal brought by Ranger in other derivative litigation.

On December 14, 2009, the Company and the Special Litigation Committee renewed the motion to dismiss and realign. That motion is pending.

Texas Litigation

On August 9, 2004, a petition was filed by Sam Wyly and Ranger against the Company in the District Court of Dallas County, Texas, seeking to obtain a declaratory judgment that plaintiffs did not breach two separation agreements they entered into with the Company in 2002 (the 2002 Agreements). On February 18, 2005, Mr. Wyly filed a separate lawsuit in the United States District Court for the Northern District of Texas alleging that he is entitled to attorneys’ fees in connection with the original litigation filed in the District Court of Dallas County, Texas. The two actions have been consolidated and transferred to the Federal Court. On March 31, 2005, the plaintiffs amended their complaint to allege a claim that they were defrauded into entering the 2002 Agreements and to seek rescission of those agreements and damages. On September 29, 2009, the Federal Court entered an order granting the Company’s motion for summary judgment, and dismissing the action in its entirety. That order was appealed to the Second Circuit on October 28, 2009.

Other Civil Litigation

The Company, various subsidiaries, and certain current and former officers have been named as defendants in various other lawsuits and claims arising in the normal course of business. The Company believes that it has meritorious defenses in connection with such lawsuits and claims, and intends to vigorously contest each of them. In the opinion of the Company’s management, the results of these other lawsuits and claims, either individually or in the aggregate, are not expected to have a material adverse effect on the Company’s financial position, results of operations, or cash flows, although the impact could be material to any individual reporting period.

(7)	Subsequent Events
(a)	Fund Changes

Effective January 15, 2010, the Plan Committee added the Vanguard Inflation-Protected Securities Fund as an available investment fund option.

(b)	Tax Status

An application for a favorable determination letter regarding the continued qualification of the Plan, as amended and restated effective March 31, 2009, was filed with the Internal Revenue Service on January 15, 2010.

The Company has evaluated subsequent events through June 28, 2010, the date the financial statements were issued, and noted no additional subsequent events.

Supplemental Schedule
CA SAVINGS HARVEST PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

	Description of investment including
Identity of issuer,	maturity date, rate of
borrower, lessor or	interest, collateral,	Current
similar party	par, or maturity value	value
Vanguard	Vanguard Institutional Index Fund, 654,868.099 shares	$66,783,449
PIMCO	PIMCO Total Return Institutional Fund, 7,578,703.621 shares	81,849,999
Dodge and Cox	Dodge and Cox Stock Fund, 649,436.923 shares	62,436,866
Artisan	Artisan Mid Cap Fund, 1,745,866.709 shares	44,624,353
Artisan	Artisan Mid Cap Value Fund, 1,611,925.237 shares	28,982,416
American Funds	American Funds Growth Fund of America R5, 1,288,919.304 shares	35,161,719
American Beacon	American Beacon Small Cap Value Fund, 749,404.850 shares	11,870,573
* Pyramis	Pyramis Large Cap Core Commingled Pool 4,491,136.076 units	37,091,676
* Fidelity Investments	Fidelity Puritan Fund, 4,234,934,757 shares	68,013,052
* Fidelity Investments	Fidelity Contra Fund, 1,089,928.439 shares	63,521,029
* Fidelity Investments	Fidelity Institutional Money Market Portfolio, 193,540,795.900 shares	193,540,796
* Fidelity Investments	Fidelity Low Priced Stock Fund, 485,595.980 shares	15,509,935
* Fidelity Investments	Fidelity Diversified International Fund, 3,729,779.037 shares	104,433,813
* Fidelity Investments	Fidelity Small Cap Stock Fund, 1,487,112.130 shares	23,704,567
* Pyramis	Pyramis Index Lifecycle 2000 Commingled Pool, 40,410.361 units	401,679
* Pyramis	Pyramis Index Lifecycle 2005 Commingled Pool, 18,152.821 units	174,812
* Pyramis	Pyramis Index Lifecycle 2010 Commingled Pool, 131,711.532 units	1,264,431
* Pyramis	Pyramis Index Lifecycle 2015 Commingled Pool, 583,666.218 units	5,492,299
* Pyramis	Pyramis Index Lifecycle 2020 Commingled Pool, 678,601.563 units	6,080,270
* Pyramis	Pyramis Index Lifecycle 2025 Commingled Pool, 1,137,825.340 units	10,126,645
* Pyramis	Pyramis Index Lifecycle 2030 Commingled Pool, 892,264.583 units	7,530,713
* Pyramis	Pyramis Index Lifecycle 2035 Commingled Pool, 717,901.421 units	6,037,551
* Pyramis	Pyramis Index Lifecycle 2040 Commingled Pool, 539,433.500 units	4,471,904
* Pyramis	Pyramis Index Lifecycle 2045 Commingled Pool, 241,528.741 units	2,007,104
* Pyramis	Pyramis Index Lifecycle 2050 Commingled Pool, 68,731.152 units	564,970
* CA, Inc.	ESOP Stock Fund (CA stock) 5,885,364.284 shares	132,291,194
* Plan participants	1,379 Loans to participants with interest rates ranging from 4.25% to 9.75% and terms from 1 year to 20 years	15,954,013

	Total	$1,029,921,828

*	Party-in-interest as defined by ERISA
See accompanying report of independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CA SAVINGS HARVEST PLAN
By:	/s/ James H. Hodge
Senior Vice President and Treasurer

Date: June 28, 2010

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm